August 9, 2018


Martin A. Kropelnicki
Chief Executive Officer
California Water Service Group
1720 North First Street
San Jose, CA, 95112

       Re:      SJW Group
                DFAN14A filed July 27, 2018
                Response letter dated August 6, 2018
                Filed by California Water Service Group
                File No. 001-08966

Dear Mr. Kropelnicki:

       We have the following comments on the response letter listed above, which was filed in response to our August 2, 2018 comment letter:

   1. We believe the matters addressed in our August 2, 2018 comment letter and this follow up letter must be addressed promptly rather than in your "next otherwise filed Schedule
      TO." As requested, please promptly amend your tender offer materials to clarify what we believe are important issues relating to the possibility of completion of your unsolicited tender offer for SJW and inconsistent statements made in prior tender offer materials.

   2. Refer to comment 1 in our August 2, 2018 letter and your response. Revise your tender offer materials to clearly state, consistent with your August 6, 2018 response letter:

                Based on current state regulations, the CPUC requires a joint filing with SJW, which cannot be accomplished without SJW's cooperation. Therefore, based on current state regulations (as interpreted by you), the tender offer cannot be consummated without the cooperation of SJW (per your statements on the July
                26, 2018 Q2 2018 earnings call and in your August 6, 2018 response letter); and

                You "may" seek permission from the CPUC to file an application without SJW but have not yet done so.

   3. Explain in your revised offer materials why you have not yet sought the CPUC's permission to file an application with the CPUC without SJW's cooperation.

   4. Explain when you intend to seek the CPUC's approval to submit an application without
      SJW's cooperation. If you do not know yet when you will do so, explain why not, and
 Martin A. Kropelnicki
California Water Service Group
August 9, 2018
Page 2

         discuss the factors upon which your decision when to seek such approval from the CPUC will be based.

      5. As indicated in your August 6, 2018 response letter, revise your offer materials to state that it will be up to the CPUC whether you can proceed with the application without
         SJW's cooperation and if you do not receive permission, the offer cannot be consummated.

         Please contact me at (202) 551- 3263 with any questions regarding these comments.


                                                               Sincerely,


                                                               /s/ Christina
Chalk


                                                               Christina Chalk
                                                               Senior Special
Counsel
                                                               Office of
Mergers and Acquisitions




cc:      Eduardo Gallardo, Esq. (via email)